SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, nº 196, 25º floor. 22210-030 Rio de Janeiro - RJ RCA 949, of 09.30.2022.

CERTIFICATE

MINUTES OF THE NINTH HUNDREDTH FIFTY-FIRST MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

It certifies, for the due purposes, that the 951st meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed on the twenty-eighth day of October in the year two thousand and twenty-two, at 9:00 am, with work closing registered at 5:48 pm. The meeting took place at Eletrobras' central office, located at Rua da Quitanda, nº 196, 25th floor, Centro, Rio de Janeiro – RJ. The Board Member IVAN DE SOUZA MONTEIRO (ISM) assumed the chairmanship of the work in person. The Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), MARCELO DE SIQUEIRA FREITAS (MSF), FELIPE VILLELA DIAS (FVD), MARISETE FÁTIMA DADALD PEREIRA (MFP), MARCELO GASPARINO DA SILVA (MGS), VICENTE FALCONI CAMPOS (VFC) and DANIEL ALVES FERREIRA (DAF) attended the meeting in person. Board Member PEDRO BATISTA DE LIMA FILHO (PBL) participated remotely via videoconference. There was no record of absence from the meeting, understood as non-participation in any segment of the conclave. The council was hosted by the Governance Superintendent BRUNO KLAPPER LOPES (BKL) with the support of the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The Coordinator of the Statutory Audit and Risk Committee JERÔNIMO ANTUNES (JEA) participated by videoconference, as a guest, in the following segment of the conclave: “14. Report of the Audit and Risk Committee – CAE”. President WILSON FERREIRA JR (WFJ) and Legal Director JOSÉ EDUARDO GUIMARÃES BARROS (JGB) attended the meeting in person, as guests. INSTALLATION AND RESOLUTION QUORUMS: As prescribed by art. 29, caput, of Eletrobras' Bylaws, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present. The meeting was opened with the presence of nine members, in compliance with the minimum quorum of six members, and with a minimum quorum for taking deliberations of five members, except in cases where there is an explicit record of change in the quorum of those present at the time. of deliberation. The prior declaration of a conflict of interest by the Director and/or his momentary absence from the conclave lead to his subtraction for purposes of calculating the respective minimum quorum for deliberation. DECISIONS: DEL 155, of 10.28.2022. Voluntary Dismissal Plan for Eletrobras Companies 2022 – PDV 2022. RES-489, of 10.17.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, substantiated in a decision of the Executive Board, in the favorable opinion expressed by the People, Eligibility, Succession and Remuneration Committee - CPES at the 034th meeting held on 10.26.2022, in the support material and in the documents below, RESOLVED: Executive Board Resolution No. 489, of 10.17.2022; Report to the Executive Board DS-259, of 10.17.2022; Executive Summary DSPR-004, of 10.19.2022; 1. approve the Voluntary Dismissal Plan for Eletrobras Companies 2022 – PDV 2022; 2. determine that departures after April 2023 and the vetoes of employees enrolled in the PDV are approved in a reasoned and consolidated manner by the subsidiary's Executive Board, for later forwarding, with the objective of obtaining the consent of the Holding's Executive Board; 3. delegate powers to the Executive Board of the Holding to promote any occasional and non-material adjustments that may be necessary in the course of negotiations with the parties involved for the success of the plan in question; 4. determine that the Corporate Management and Sustainability Board – DS, through the People Management Superintendence – DSP and the Shared Services Center – CSC, the Financial and Investor Relations Board – DF, the Governance Department – DCGG and the Executive Secretariat – DCGS adopt, each within its scope of action, the necessary measures to comply with this Resolution. Deliberative quorum:

Information Classification: DEL-155/2022 and DEL-156/2022 (confidential). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

CA/CAAS Rua da Quitanda, nº 196, 25º floor. 22210-030 Rio de Janeiro - RJ RCA 949, of 09.30.2022.

Unanimity, pursuant to the proposal of the Executive Board (RES-489, of 10.17.2022), registered the favorable opinion of the CPES. DEL 156, of 10.28.2022. Update of the Rules for the Annual Variable Remuneration (RVA) of Directors for 2021 and RVA Payments in 2022 - RVAs 2021 to 2018. RES-490, of 10.17.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, based on a decision of the Executive Board, in the opinion expressed by the Audit and Risk Committee – CAE at the 275th meeting of 10.24.2022, in the favorable opinion expressed by the People, Eligibility, Succession and Remuneration Committee - CPES at the 034th meeting held on 10.26.2022, in the support material and in the documents below, RESOLVED: Executive Board Resolution No. 490, of 10.17.2022; Report to the Executive Board DS-260, of 10.17.2022; Executive Summary DS-019, of 10.18.2022; 1. update the Management's Annual Variable Remuneration (RVA) Rules for the year 2021, as follows: exclusion of the link to the payment of Profit Sharing (PLR) 2021 as a condition for payment of the Program; exclusion of the section that links the payment of RVA to the fee in force on the date of payment, setting the date of the fee in force on the last day of the RVA exercise; application of the aforementioned mechanisms for payments of deferred installments of RVAs prior to 2021; 2. Approve the payment, in compliance with the respective RVA Rules for the years 2021 to 2018, of the following deferred installments, which will be paid in cash, multiplying, when applicable, the average share price in the last week of the month prior to payment by the number of reference shares, and applying ex-dividend quotes: Cash installment (60%) of RVA 2021; 1st deferred installment (20%) of RVA 2020; 2nd deferred installment (10%) of RVA 2019; 3rd deferred installment (10%) of RVA 2018; 3. determine that the Corporate Management and Sustainability Department - DS, through the Labor and Union Relations Department - DSDT, and the Financial and Investor Relations Department - DF, adopt the necessary measures to file the RVA 2021 update at the Commission of Securities (CVM), in accordance with Circular Letter/CVM/SEP/nº02/2018, and that the Governance Secretariat - DCGG and the Executive Secretariat - DCGS adopt, each within its scope of action, the necessary measures to comply of this Resolution. Deliberative quorum: Unanimity, pursuant to the proposal of the Executive Board (RES-490, of 10.17.2022), with the favorable opinions of the CPES and the CAE recorded. The other matters raised at that meeting were omitted from this certificate, as they relate to interests that are merely internal to the Company, a legitimate precaution, supported by the Management's duty of secrecy, according to the "caput" of article 155 of the Brazilian Corporation Law, being situated , therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Governance Officer of Eletrobras.

Rio de Janeiro, November 08, 2022.

BRUNO KLAPPER LOPES

Governance Officer

Information Classification: DEL-155/2022 and DEL-156/2022 (confidential). The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.